EXHIBIT 4(lll)

        Funding Note between CRIIMI MAE Financial Corporation III and the Federal National Mortgage Association




                  7% FUNDING NOTE due March 17, 2035


$198,394,480                              December 15, 1995


     FOR VALUE RECEIVED, the Undersigned, CRIIMI MAE Financial Corporation III, a corporation organized under the laws of Maryland (the "Subsidiary"), hereby promises to pay to the order of the Federal National Mortgage Association, a corporation organized under the laws of the United States ("Fannie Mae"), the principal sum of $198,394,480 and to pay interest (calculated on the basis of a 360-day year consisting of twelve 30-day months) on the unpaid principal balance hereof outstanding from time to time from December 1, 1995 until the principal amount of this Funding Note is paid in full, as described below. This Funding Note shall bear interest at a per annum rate of 7.0% during each Interest Accrual Period (as defined in the Purchase Agreement referred to below).

     This Funding Note is the promissory note referred to in the Funding Note Issuance and Security Agreement, dated as of December 15, 1995 (the "Funding Note Agreement"), by and among Fannie Mae, Subsidiary and CRIIMI MAE Inc., a corporation organized under the laws of Maryland. This Funding Note is expressly made subject to all the provisions of the Funding Note Agreement as if all such provisions were expressly set forth herein.

     As contemplated by the Funding Note Agreement, the payment of principal and interest on this Funding Note shall be secured by the Collateral (as defined in the Funding Note Agreement). This Funding Note is a non-recourse obligation of the Subsidiary, secured only by the Collateral.

     Payments on this Funding Note shall be made in accordance with the terms set forth in the Funding Note Agreement.

     Payments on this Funding Note shall be payable to Fannie Mae in immediately available funds to such account as Fannie Mae may designate in writing from time to time.

     If an Event of Default (as defined in the Funding Note Agreement) shall occur, Fannie Mae may exercise any one or more of the remedies set forth in
Section 7.2 of the Funding Note Agreement, including without limitation, the declaration of the principal of and interest on this Funding Note to be immediately due and payable.

     The Subsidiary waives presentment, demand for payment, protest, notice of protest and notice of dishonor and nonpayment of this Funding Note, and expressly agrees that this Funding Note, or the due date of any payment hereunder, may be extended from time to time without in any way affecting the liability of the Subsidiary. This Funding Note shall be binding upon the Subsidiary and its successors and assigns.

     The Subsidiary shall pay all costs of collection of any amount due hereunder when incurred, including without limitation, reasonable attorney's fees and expenses. Such costs shall be added to the principal balance hereof and shall bear interest at the rate specified above until paid in full.

     AS PROVIDED IN THE FUNDING NOTE AGREEMENT, THIS FUNDING NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.


     IN WITNESS WHEREOF, the Subsidiary has caused this Funding Note to be executed in its name and on its behalf as of the date first above written.

                         CRIIMI MAE FINANCIAL CORPORATION III



                         By:  /s/ Jay R. Cohen
                              ------------------------------
                              Authorized Signatory